July 19, 2011

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Corn Products International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
Form 10-Q for Fiscal Year Ended March 31, 2011
Filed May 6, 2011
File No. 001-13397

Dear Mr. Skinner:

Set forth below are the comments from the Staff’s letter dated July 7, 2011 with respect to Corn Products International, Inc.’s (the “Company”) Form 10-K that was filed with the Securities and Exchange Commission on February 28, 2011 and the Form 10-Q for the Fiscal Quarter Ended March 31, 2011 that was filed on May 6, 2011.  We set forth the Staff’s comments and our responses below.

Phone: 708-551-2600

Form 10-K for Fiscal Year Ended December 31, 2010

Note 3 — Acquisitions, page 58

1.                 We note that you acquired $359 million in intangible assets as part of the National Starch business combination.  Please provide the applicable disclosures required by ASC 350-30-50.

As disclosed in Footnote 3 — Acquisitions, the purchase price was a preliminary allocation.  In the Form 10-K for the year ended December 31, 2010 and the Form 10-Q for the quarter ended March 31, 2011 we disclose the preliminary total amount allocated to intangible assets to be $359 million, resulting in approximately $3 million of incremental amortization expense for the fourth quarter and year ended December 31, 2010, and for the first quarter ended March 31, 2011.  The allocation related to intangibles assets was finalized during the second quarter ended June 30, 2011, with only inconsequential changes from the preliminary allocation. In connection with the finalization of the purchase price allocation for intangible assets, the Company will include the additional disclosures shown on the attached sheet related to intangible assets in its Form 10-Q for the quarter ended June 30, 2011, which will be filed by August 9, 2011.

Note 14 — Segment Information, page 84

2.               We note from your disclosure that you operate in one business segment and that your business is managed on a geographic regional basis.  Based on this disclosure, please clarify for us and in your filing whether operating segments have been aggregated (refer to ASC 280-10-50-21(a) for the related disclosure requirements).  If applicable, please identify for us the similar economic characteristics that are shared by the aggregated operating segments and tell us how you have considered identifying and discussing these characteristics as part of your MD&A.  If operating segments are not being aggregated, clarify for us the basis for your determination that operating segments are at the geographic regional level, and not below.  In this regard, there appear to be indicators that operating segments exist at the country level as you refer in your MD&A to “improved earnings” in Brazil and in your first quarter earnings conference call to “profit improvement opportunities” and capital spending related to Argentina.

The operating segments are not being aggregated and are the same as our reporting segments.  The Company reports its segment information in the manner in which management internally organizes its business for assessing performance and making decisions regarding allocation of resources.

The Company’s Chief Operating Decision Maker (CODM) has been identified as the Chief Executive Officer because she has final authority over performance assessment and resource allocation decisions.  The CODM uses discrete financial information about each geographical regional level in order to assess the performance and make resource allocation decisions.  The Company’s operating structure and senior management team is organized to support the regional structure.  We have regional presidents that reports directly to the CODM.  For our most recent acquisition of National Starch, we have integrated their individual companies into our existing three regions and also established a fourth region — Europe/Middle East/Africa (EMEA) since the Company did not have a presence in Europe.

The Company’s Board of Directors views the Company as being operated on a regional basis.  All financial information and operational reviews presented to the Board of Directors are prepared on a regional basis.

In response to the Staff’s comment about the Company’s references to individual countries within a region, we respectively note that these disclosures are consistent with the principles described in ASC-280-10-45-2 which indicates that there is nothing in this subtopic intended to discourage a public entity from reporting additional information specific to that entity or to a particular line of business that may contribute to an understanding of the entity.

In summary, we believe that the nature of our business activities, the structure of our organization, the alignment of management and most importantly, the manner in which our CODM and Board of Directors view our organization all indicate and support the belief that the Company operates in four regional segments.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Controls and Procedures, page 27

3.               We note that you have excluded National Starch from your evaluation of the effectiveness of your disclosure controls and procedures as of March 31, 2011, but there is no similar exclusion as of December 31, 2010.  Please clarify for us why you believe the scope exception was necessary for your quarterly evaluation and not previously.

We felt that we effectively qualified our evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2010 by stating in Item 9A-Controls and Procedures under the heading “Management’s Report on Internal Control over Financial Reporting” that management’s evaluation of the effectiveness of internal control over financial reporting did not include an assessment of such control for National Starch.  We continued to include a similar exclusion in the March 31, 2011 Quarterly Filing in Item 4-Controls and Procedures.  There was no change in the scope of the assessment as of March 31, 2011 from the scope of the assessment as of December 31, 2010.

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 708-551-2631.

Sincerely,

/s/ Cheryl K. Beebe
Cheryl K. Beebe
Executive Vice President & Chief Financial Officer

CKB/rfg
Attachment

Corn Products International, Inc.

Intangible Asset Information

The following table summarizes our intangible assets:

	As of June 30, 2011				As of December 31, 2010
(in millions)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)
Trademarks/tradenames	$132	—	$132	—	$132	—	$132	—
Customer relationships	149	(4)	145	25	145	(1)	144	25
Technology	83	(6)	77	10	83	(2)	81	10
Other	10	(3)	7	8	10	(3)	7	8
Total intangible assets	$374	(13)	$361	19	$370	(6)	$364	$19

The following table summarizes our amortization expense related to intangible assets:

	Six months ended June 30
(in millions)	2011	2010
Amortization expense	$7	$0

We amortize intangible assets using the straight-line method over their expected economic useful lives.

Based on acquisitions completed through June 30, 2011, we expect intangible amortization expense for 2011 and subsequent years as follows:

(in millions)
2011	$14
2012	14
2013	14
2014	14
2015	14
2016	14

Our estimates of future amortization expense for intangible assets may be affected by changes due to additional acquisitions, potential impairments and currency translations.